UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 29, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF H SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN THAT a class meeting of holders of H Shares (the “H Shareholders Class Meeting”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the People’s Republic of China (“PRC”) at 10:00 a.m. on Tuesday, 16 June 2015, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the announcement of the Company dated 23 April 2015):

AS SPECIAL RESOLUTIONS

1.	“THAT, to consider and approve the “Proposal for the non-public issuance of A Shares to specific subscribers by China Eastern Airlines Corporation Limited《關於中國東方航 空股份有限公司向特定對象非公開發行A股股票方案的議案》”.

The major details of the aforesaid plan in this Resolution are as follows:

1.01	Class of shares to be issued and nominal value:

A	Shares with nominal value of RMB1.00 per A Share.

1.02	Method of issue:

Non-public issue and will be issued accordingly within 6 months to specific subscriber after the approval from CSRC has been obtained.

1.03	Target subscriber and method of subscription:

The new A Shares to be issued under the Additional A Shares Issue will be issued for subscription by not more than ten (including ten) specific investors who are not related. The subscription price shall be paid in cash.

1.04	Number of new A Shares to be issued and issue size:

The Company proposes to issue not more than 2,329,192,546 new A Shares (including 2,329,192,546 Shares). The amount of gross Proceeds from the Additional A Shares Issue is expected to be not more than RMB15,000,000,000 (including RMB15,000,000,000). The number of new A Shares to be issued under the Additional A Shares Issue will be adjusted in cases of ex-rights or ex-dividend matters, e.g. distribution of dividend, bonus issue, capitalisation of capital reserve and rights issue, during the period from the Price Determination Date to the date of issue of such new A Shares.

1.05	Price determination date, issue price and basis of determination of issue price:

The price determination date of the new A Shares under the Additional A Shares Issue is the date of the Board’s resolution passed at the 11th meeting of the 7th session of the Board (i.e. 23 April 2015).

The issue price of the new A Shares under the Additional A Shares Issue will be not less than RMB6.44 per A Share, being not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the Price Determination Period (which is calculated by dividing the total turnover of the A Shares during the Price Determination Period by the total trading volume of the A Shares during the same period).

The issue price will be adjusted in cases of ex-rights or ex-dividend matters during the period from the Price Determination Date to the date of issue of such new A Shares. The actual issue price will be determined by the Board after the necessary approvals for the Additional A Shares Issue from the CSRC have been obtained and in accordance with the price bidding method under the Implementing Rules for Non-public Shares of Listed Companies and the authorization granted by the shareholders and the provisions of the relevant laws and administrative laws and regulations and other regulatory documents and the market conditions, having regard to the price offered by the subscribers and based on the price priority principle and in consultation with the sponsor (lead underwriter).

1.06	Lock-up period:

No disposal of any new A Shares to be issued pursuant to the Additional A Shares Issue within a period of 12 months from the date of issue of such A Shares.

1.07	Place of listing:

The new A Shares to be issued pursuant to the Additional A Shares Issue will be listed and traded on the Shanghai Stock Exchange.

1.08	Use of proceeds:

The Company intends to use the Proceeds (after deducting the relevant expenses) for the following purposes:

		Unit: million
		Proposed
	Total amount	amount of
	of capital	Proceeds to
Intended use of proceeds	required	be applied
	(RMB)	(RMB)

1. purchase of 23 aircraft	12,139	12,000
2. repayment of financial institution loans	3,169	3,000

Total	15,309	15,000

Purchase of 23 aircraft project

The Company proposes to apply the Proceeds of RMB12 billion to purchase 23 aircraft.

According to the “Circular Regarding the Scrolling Adjustment Scheme on Air Transport Fleet of China Eastern Airlines Corporation Limited for 2014-2018 (Min Hang Ji Fa [2014] No. 13) 《關於下發中國東方航空股份有限公司2014-2018年運輸機隊規劃滾動調整方案的通知》(民航計發[2014]13號)” issued by the development and planning department of Civil Aviation Administration, the Company can buy 29 passenger aircraft with more than 250 seats and 204 passenger aircraft with seats between 100 and 200 during the approval period. 23 aircraft to be purchased by the Company by using the Proceeds in year of 2016 include Airbus A321 (short-medium route), Boeing B737-800 (short-medium route) and Boeing B777-300ER (long route), all of which are key aircraft series of the Company. The total consideration for the purchase is USD1.976 billion (equivalent to approximately RMB12.139 billion), among of which RMB12 billion will be paid by the Proceeds.

Repayment of financial institution loans

The Company proposes to apply the Proceeds of RMB3 billion to repay the financial institution loans in the following order:

			Balance of
		Balance of	loan
Number	Financial Institution	loan	(Note)	Due date
		(USD)	(RMB)
		ten thousand	ten thousand

1	Changning branch of Industrial and Commercial Bank of China	14,000.00	86,007.60	2015-6–22

2	Shanghai first branch of China Construction Bank	6,913.95	42,475.13	2015-7–31

3	Shanghai branch of Hong Kong and Shanghai Banking Corporation	5,000.00	30,717.00	2015-8–2

4	Shanghai first branch of China Construction Bank	6,720.10	41,284.26	2015-9–29

5	Shanghai branch of Hong Kong and Shanghai Banking Corporation	5,898.33	30,717.00	2015-10-8

6	Shanghai branch of China Development Bank	8,057.01	36,235.82	2015-12-13

7	Shanghai branch of Bank of China	8,057.01	49,497.40	2015-12-18

Total		51,589.38	316,934.21

Note:	all the loans above are denominated in U.S. dollar, an exchange rate of USD 1 to RMB6.1434 on 1 April 2015 is used to calculate the above RMB amount.

In the event that the actual amount of Proceeds raised under the Additional A Shares Issue is less than the total amount of Proceeds proposed to be applied to the Projects set out above, the Company will use self-raised funds to fund the shortfall. The actual amount of Proceeds will be applied to the Projects in the following percentage: the purchase of 23 aircraft and repayment of financial institution loans shall account for 80% and 20% of the actual amount of Proceeds, respectively. In the event that the actual amount of Proceeds raised under the Additional A Shares Issue is more than the total amount of Proceeds proposed to be applied to the Projects set out above, the surplus will be used to supplement the working capital of the Company.

Before the Proceeds from the Additional A Shares Issue are available, the Company may first fund part of certain Projects by self-raised funds to capitalise on market opportunities, which funds shall then be exchanged with the Proceeds from the Additional A Shares Issue when they are available.

1.9	Arrangement relating to the distributable profits of the Company accumulated but not declared:

Both existing and new shareholders of the Company will be entitled to the distributable profits of the Company accumulated but not declared proportionate to their shareholding in the Company after completion of the Additional A Shares Issue.

1.10	Valid period of the authorisation in respect of the Additional A Shares Issue:

The authorisation will be valid for 12 months following the date of approval of the Additional A Shares Issue at the Shareholders’ meeting.”

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

Shanghai, the PRC
30 April 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Sandy Ke-Yaw Liu (Independent non-executive Director), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director) and Ma Weihua (Independent non-executive Director).

Notes:

1.	Persons entitled to attend the H Shareholders Class Meeting

Persons who hold H Shares and are registered as holders of H Shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on 15 May 2015 are entitled to attend the H Shareholders Class Meeting upon completion of the necessary registration procedures.

2.	Registration procedures for attending the H Shareholders Class Meeting

(1)	Holders of H Shares shall deliver their attendance slips for attending the H Shareholders Class Meeting, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Secretarial Office of the Company located at Room 307, China Eastern Airlines Building No. 1 (Next to Terminal One of Shanghai Hongqiao International Airport), 92 Konggang 3rd Road, Changning District, Shanghai, the PRC (for the attention of the Office of the Secretary of the Board of Directors) (fax no: +86 21 62686116) from 9:00 a.m. to 4:00 p.m. on 26 May 2015 (if by facsimile) or between 19 May 2015 to 26 May 2015 (if by post). If proxies are appointed by shareholders to attend the H Shareholders Class Meeting, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: in person, by post or by facsimile.

3.	Appointing proxies

(1)	Shareholders who have the right to attend and vote at the H Shareholders Class Meeting are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorized in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign (or other documents of authorization) must be notarially certified. The holders of H Shares must deliver the aforementioned documents to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the H Shareholders Class Meeting in order for such documents to be considered valid.

(3)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the H Shareholders Class Meeting

The H Shareholders Class Meeting is expected to last for half a day. Shareholders or their proxies attending the H Shareholders Class Meeting shall be responsible for their own accommodation and travel expenses.

5.	Closure of books

The H Share register of members of the Company will be closed from 16 May 2015 to 16 June 2015, both days inclusive, during which period no transfer of the H Shares will be effected. As such, holders of H Shares intending to attend the H Shareholders Class Meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on 15 May 2015.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

6.	Abstention from voting

No shareholder is required to be abstain from voting in respect of the above resolution.

– 6 –